The New England Journal of Medicine Publishes Data from Pivotal Phase III Trial of
Fremanezumab for the Preventive Treatment of Chronic Migraine

Marks the first Phase III chronic migraine data to be published within anti-CGRP class

Jerusalem, November 29, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced the publication of data from the pivotal Phase III HALO study evaluating the efficacy, safety and tolerability of two subcutaneous dose regimens of fremanezumab for the preventive treatment of chronic migraine (CM). These data were published online today by the New England Journal of Medicine (NEJM) and will appear in a subsequent print issue.

“The burden of illness faced by those with migraine is immense and can negatively impact every facet of their lives underscoring a significant unmet need for new preventive treatment options,” said Stephen D. Silberstein, M.D., Principal Investigator of the HALO trial, Professor of Neurology and Director of the Jefferson Headache Center at Thomas Jefferson University Hospital and lead author of this publication. “Results from the Phase III study of fremanezumab for the preventive treatment of chronic migraine highlight the importance of therapies targeting CGRP as a potential significant advancement in the treatment of patients suffering from debilitating symptoms.”

“We are very proud that the fremanezumab chronic migraine results are the first Phase III CM anti-CGRP therapy data published, especially in such a prestigious and well-renowned peer-reviewed journal,” said Ernesto Aycardi, M.D., Vice President & Therapeutic Area Head, R&D, Migraine and Headache at Teva. “In this article, we are pleased to share with the medical community data from what we believe is a differentiated, patient-centric clinical development program, and to advance understanding of the potential of fremanezumab as a preventive treatment option for the millions of people suffering from migraine.”

The article, “Fremanezumab for the Preventive Treatment of Chronic Migraine,” reports results of a multicenter, randomized, double-blind, placebo-controlled, parallel-group Phase III study that evaluated monthly and quarterly doses of fremanezumab versus placebo for the preventive treatment of chronic migraine in 1,130 patients. These findings, along with findings from the HALO Phase III study evaluating the efficacy, safety and tolerability of two subcutaneous dose regimens of fremanezumab for the preventive treatment of episodic migraine (EM), were included in the Biologics License Application (BLA) for fremanezumab that Teva submitted to the U.S. Food and Drug Administration (FDA) in October. The most common adverse events reported in clinical trials include injection site induration, erythema, and pruritis.

For the full text of this publication, please visit: http://www.nejm.org/doi/full/10.1056/NEJMoa1709038

About Fremanezumab (TEV-48125)
Fremanezumab is a fully-humanized monoclonal antibody targeting the CGRP ligand, a well-validated target in migraine. With limited availability of preventive treatment options, fremanezumab represents a potential new option to address a significant unmet medical need.

About the HALO Clinical Research Program
The Phase III HALO episodic migraine (EM) and CM studies are 16-week, multicenter, randomized, double-blind, placebo-controlled, parallel-group studies to compare the safety, tolerability, and efficacy of four dose regimens of subcutaneous fremanezumab compared to placebo in adults with episodic and chronic migraine. The studies consist of a screening visit, a 28-day run-in period, and a 12-week (84-day) treatment period, including a final evaluation at week 12 (end-of-treatment [EOT] visit, four weeks [28 days] after the final dose of study drug).

In the EM study, 875 patients were enrolled (294, 291, 290 patients in the placebo, quarterly, and monthly dose groups, respectively). Patients were randomized in a 1:1:1 ratio to receive subcutaneous injections of fremanezumab at 225 mg for three months (monthly dose regimen), fremanezumab at 675 mg (quarterly dose regimen) at initiation followed by placebo for two months, or three monthly doses of matching placebo. The primary efficacy endpoint of the EM study was the mean change from baseline (28-day run-in period) in the monthly average number of migraine days during the 12-week period after the first dose of fremanezumab.
In the CM study, 1,130 patients were randomized (around 376 patients per treatment group). Patients were randomized in a 1:1:1 ratio to receive subcutaneous injections of fremanezumab at 675 mg at initiation followed by monthly 225 mg for two months (monthly dose regimen), fremanezumab at 675 mg at initiation followed by placebo for two months (quarterly dose regimen), or three monthly doses of matching placebo. The primary efficacy endpoint of the CM study was the mean change from baseline (28-day run-in period) in the monthly average number of headache days of at least moderate severity during the 12-week period after the first dose of fremanezumab.

About Migraine
Migraine is an unpredictable neurological condition with symptoms such as severe head pain and physical impairment that can impact quality of life and productivity. There are two clinical manifestations of migraine – chronic, where patients suffer 15 or more headache days per month, and episodic, where patients have 14 or less headache days per month. Worldwide, approximately 90% of people diagnosed with migraine have episodic migraine and 10% have chronic migraine.

With more than 1 billion people affected worldwide, migraine is the third most prevalent illness in the world and the 6th most disabling illness in the world. In the U.S., EU5 and Japan, nearly 75 million people suffer from episodic and chronic migraine – more than 38 million in the U.S. alone. Of the approximately 40% of patients suffering from migraine for whom prevention is appropriate, only 13% are currently receiving therapy. There remains a significant medical need for treatments designed specifically to prevent migraine. According to recent analysis, the economic burden for migraine patients reaches approximately $78 billion per year in the U.S.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding Fremanezumab, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

the uncertainty of obtaining regulatory approvals;
the uncertainty of commercial success of Fremanezumab;
our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;
our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;
compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks; and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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